UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

William M. Walker

c/o Walker & Dunlop, Inc.

7501 Wisconsin Avenue

Suite 1200

Bethesda, Maryland 20814

 (301) 215-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 93148P102

1	Names of Reporting Person William M. Walker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,952,039

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,952,039

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,952,039

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon 21,889,855 shares of common stock expected to be outstanding following the initial public offering of Walker & Dunlop, Inc., as reported in its Registration Statement on Form S-1, as amended, as filed on December 13, 2010.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value per share, of Walker & Dunlop, Inc., a Maryland corporation (the “Company”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1200, Bethesda, Maryland 20814.

Item 2.	Identity and Background

This Statement is filed on behalf of William M. Walker, who is presently employed as President and Chief Executive Officer and is also Chairman of the Board of Directors of the Company.  The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200, Bethesda, Maryland 20814.   Mr. Walker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Walker is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On July 29, 2010, the Company issued 100 shares of common stock to Mr. Walker in connection with the formation and initial capitalization of the Company for an aggregate purchase price of $100, which shares were redeemed for the initial purchase price of $100 at the closing of the Company’s initial public offering on December 20, 2010.

Mr. Walker purchased an aggregate of 10,100 shares of common stock in the open market using his personal funds at the prices indicated below:

•      On December 15, 2010, 100 shares of common stock at $10.00 per share.

•      On December 16, 2010, 7,400 shares of common stock at $9.95 per share.

•      On December 16, 2010, 1,300 shares of common stock at $9.92 per share.

•      On December 16, 2010, 1,300 shares of common stock at $9.91 per share.

Concurrently with the closing of the Company’s initial public offering on December 20, 2010, the Company completed certain formation transactions through which Walker & Dunlop, LLC, a Delaware limited liability company, became a wholly owned subsidiary of the Company (the “Formation Transactions”).  In connection with the Formation Transactions, Mr. Walker and certain other individuals and entities who owned direct and indirect equity interests in Walker & Dunlop, LLC contributed their respective interests in such entities to the Company in exchange for shares of the Company’s common stock.   Mr. Walker received 1,891,939 shares of common stock in the Formation Transactions.

In addition, concurrently with the closing of the Company’s initial public offering, Mr. Walker was granted 50,000 shares of the Company’s restricted common stock under the Company’s 2010 Equity Incentive Plan, which shares vest ratably over three years on each anniversary date of the grant date.

Item 4.	Purpose of Transaction

The purpose of the Formation Transactions was to reorganize Walker & Dunlop, LLC into a corporate form of ownership in connection with the Company’s initial public offering. Mr. Walker will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Currently, all securities of the Company held by Mr. Walker are subject to a lock-up agreement entered into with the underwriters of the initial public offering that prohibits the sale of and other similar transactions related to such securities for a period of 365 days following the date of the prospectus relating to the Company’s initial public offering. Mr. Walker may in the future acquire restricted common stock, stock options or other equity or rights to purchase securities of the Company in the ordinary course of business in connection with his service as Chairman, President and Chief Executive Officer of the Company.

Other than as set forth above and in his capacity as a director and executive officer of the Company, Mr. Walker has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.

Notwithstanding the foregoing, Mr. Walker reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of the Company’s common stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in any manner permitted by law, all or a portion of the Company’s common stock which he now owns or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer

(a), (b)    The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.  Mr. Walker holds dispositive and voting power over an aggregate of 1,952,039 shares of the Company’s common stock, including 50,000 shares of restricted common stock vesting ratably over three years on each anniversary date of the grant date.

(c)           The information included on Item 1 through Item 4 hereof is incorporated herein by reference.

No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Mr. Walker.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Company has agreed to nominate one designee of Column Guaranteed LLC, currently Edmund Taylor, for election as director at its 2011 annual meeting of stockholders.  Mr. Walker, the Company’s Chairman, President and Chief Executive Officer, and Mallory Walker, have agreed to vote the shares of common stock owned by them for the designee of Column Guaranteed LLC at the 2011 annual meeting of stockholders.

Item 7.	Material to be Filed as Exhibits

Stockholders Agreement, dated December 20, 2010, by and among William M. Walker, Mallory Walker, Column Guaranteed LLC and Walker & Dunlop, Inc., incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 27, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2010

/s/ William M. Walker
William M. Walker